UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date April,21,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

April 21, 2026
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES THE APPROVAL OF THE REGULATION OF THE 2026 SHARE BUYBACK PROGRAM AND THE TERMINATION OF THE 2025 SHARE BUYBACK PROGRAM

Grupo Cibest S.A. (“Grupo Cibest”) hereby informs that its Board of Directors approved today the regulation governing the program for the buyback of common shares, preferred shares, and American Depositary Receipts – ADRs issued by Grupo Cibest, for an amount of up to one trillion three hundred fifty billion Colombian pesos (COP$1,350,000,000,000) and for a term of three (3) years counted from the approval of the regulation today until April 21, 2029 (the “2026 Buyback Program”), in accordance with what was approved at the ordinary General Shareholders’ Meeting held on March 24, 2026.

The regulation of the 2026 Buyback Program can be consulted at the following link: https://www.grupocibest.com/investor-relations/information-interest

Likewise, Grupo Cibest informs that, as of this date, the buyback program approved at the extraordinary General Shareholders’ Meeting held on June 9, 2025, has been terminated (the “2025 Buyback Program”).

Pursuant to the 2025 Buyback Program, 601,452 common shares, 12,164,612 preferred shares of which 5,137,320 correspond to ADRs[1] were bought back, representing an execution of COP 690,022 million pesos and 51.11% of the total amount approved for the 2025 Buyback Program. As of this date, the number of outstanding common shares is 509,103,132, and the number of outstanding preferred shares is 439,957,804.

[1] One (1) ADR represents four (4) preferred shares of Grupo Cibest.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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